# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Teamshares Inc., CIK 0002048951
CUSIP: 87821B109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 214 Sullivan Street, 3B, New York, New York (NY), 10012
Date of event which requires filing of this statement: 06/18/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001828214

## Reporting persons
- Khosla Ventures VII, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,298,177; sole dispositive power 0; shared dispositive power 5,298,177; aggregate amount beneficially owned 5,298,177 (7.4% of the class)
- Khosla Ventures Opportunity I, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,199,994; sole dispositive power 0; shared dispositive power 2,199,994; aggregate amount beneficially owned 2,199,994 (3.1% of the class)
- Khosla Ventures Associates VII, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,298,177; sole dispositive power 0; shared dispositive power 5,298,177; aggregate amount beneficially owned 5,298,177 (7.4% of the class)
- Khosla Ventures Opportunity Associates I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,199,994; sole dispositive power 0; shared dispositive power 2,199,994; aggregate amount beneficially owned 2,199,994 (3.1% of the class)
- VK Services, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,498,171; sole dispositive power 0; shared dispositive power 7,498,171; aggregate amount beneficially owned 7,498,171 (10.4% of the class)
- Vinod Khosla: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 7,498,171; sole dispositive power 0; shared dispositive power 7,498,171; aggregate amount beneficially owned 7,498,171 (10.4% of the class)

## Item 1. Issuer
Name of issuer: Teamshares Inc.
Address of issuer's principal executive offices: 214 Sullivan Street, 3B, New York, New York 10012

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Khosla Ventures VII, LP
Khosla Ventures Opportunity I, LP
Khosla Ventures Associates VII, LLC
Khosla Ventures Opportunity Associates I, LLC
VK Services, LLC
Vinod Khosla
Address of principal business office or, if none, residence: The principal business office address for each of the Reporting Persons is 2128 Sand Hill Road, Menlo Park, California 94025.
Citizenship: Mr. Khosla is a citizen of the United States. Each of the remaining Reporting Persons is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4.

The ownership information presented herein represents beneficial ownership of Common Stock as of the date of this filing, based upon 71,985,774 shares of Common Stock outstanding as of June 18, 2026 as disclosed by the Issuer.

Consists of (i) 5,298,177 shares held by Khosla Ventures VII, LP and (ii) 2,199,994 shares held by Khosla Ventures Opportunity I, LP. The general partner of Khosla Ventures VII, LP is Khosla Ventures Associates VII, LLC. The general partner of Khosla Ventures Opportunity I, LP is Khosla Ventures Opportunity Associates I, LLC. VK Services, LLC is the sole manager of Khosla Ventures Associates VII, LLC and Khosla Ventures Opportunity Associates I, LLC. Vinod Khosla is the managing member of VK Services, LLC. Each of Mr. Khosla, VK Services, LLC and Khosla Ventures Associates VII, LLC may be deemed to share voting and dispositive power over the shares held by Khosla Ventures VII, LP. Mr. Khosla, VK Services, LLC and Khosla Ventures Associates VII, LLC disclaim beneficial ownership of the shares held by Khosla Ventures VII, LP. Each of Mr. Khosla, VK Services, LLC and Khosla Ventures Opportunity Associates I, LLC may be deemed to share voting and dispositive power over the shares held by Khosla Ventures Opportunity I, LP. Mr. Khosla, VK Services, LLC and Khosla Ventures Opportunity Associates I, LLC disclaim beneficial ownership of such shares held by Khosla Ventures Opportunity I, LP.
Percent of class: See the information contained on the cover pages to this Schedule 13G.
Sole power to vote or to direct the vote: See the information contained on the cover pages to this Schedule 13G.
Shared power to vote or to direct the vote: See the information contained on the cover pages to this Schedule 13G.
Sole power to dispose or to direct the disposition: See the information contained on the cover pages to this Schedule 13G.
Shared power to dispose or to direct the disposition: See the information contained on the cover pages to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 24: Power of Attorney.
Exhibit 99: Joint Filing Agreement.

## Signatures
- Khosla Ventures VII, LP: /s/ John Demeter, John Demeter, as attorney in fact for Vinod Khosla, as Managing Member of Khosla Ventures Associates VII, LLC, GP of Khosla Ventures VII, LP (06/26/2026)
- Khosla Ventures Opportunity I, LP: /s/ John Demeter, John Demeter, as attorney in fact for the Managing Member of Khosla Ventures Opportunity Associates I, LLC, GP of Khosla Ventures Opportunity I, LP (06/26/2026)
- Khosla Ventures Associates VII, LLC: /s/ John Demeter, John Demeter, as attorney in fact for Vinod Khosla, as Managing Member (06/26/2026)
- Khosla Ventures Opportunity Associates I, LLC: /s/ John Demeter, John Demeter, as attorney in fact for Vinod Khosla, as Managing Member (06/26/2026)
- VK Services, LLC: /s/ John Demeter, John Demeter, as attorney in fact for Vinod Khosla, as Manager (06/26/2026)
- Vinod Khosla: /s/ John Demeter, John Demeter, as attorney in fact for Vinod Khosla, in his individual capacity (06/26/2026)